Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

October 16, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Attention: Mr. John Kernan
100 F Street, N.E.
Washington, D.C. 20549

    Re: Blue Owl Technology Income Corp.
Annual Report on Form 10-K (File No. 814-01445)

Dear Mr. Kernan:

    On behalf of Blue Owl Technology Income Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on September 30, 2024, regarding the Company’s annual report on Form 10-K, as filed with the SEC on March 6, 2024 (the “Form 10-K”). The Staff’s comment is set forth below and followed by the Company’s response. Unless otherwise indicated, all page references are to page numbers in the Form 10-K. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Form 10-K.

1.Comment: Please provide an accounting analysis citing applicable U.S. GAAP accounting guidance and pronouncements describing how the Company evaluates the probability of the deferred expense agreement related net distribution milestones being surpassed in order to assess if a liability to repay deferred expenses should be accrued.

Response: The Company utilizes the accounting guidance of ASC 450, Contingencies; Disclosure of Certain Loss Contingencies, when evaluating whether a liability to repay

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deferred expenses should be accrued. Under ASC 450-20-25-2, a contingent liability should be recognized when both (1) it is probable that a loss has been incurred and (2) the amount of the loss is reasonably estimable.

Probable:
Under the terms of the amended Expense Deferral Agreement, the Company is obligated to repay the Advisor in eighteen equal installments upon meeting specified conditions. The first installment became an obligation when the Company reached $1.75 billion in “net subscriptions”, and each of the seventeen remaining installments will become an obligation for each $75 million in net subscriptions received. For purposes of this agreement, “net subscriptions” means gross subscriptions (“equity raises”) minus gross repurchases made pursuant to the Company’s tender offers. The equity raises, or the consideration received by the Company for the sale of unregistered shares, are determined by the first business day of each month. Gross repurchases pursuant to the Company’s tender offers are determined fifteen business days after the Company strikes the quarter end NAV. There are external factors (i.e., market demand, shareholder tender requests, and the board’s quarterly approval of the tender offer program) beyond the control of the Company that make it difficult to establish the size of future equity raises and the repurchase amounts. These factors give rise to increased uncertainty as to whether (and when) it is probable that net subscriptions will exceed an installment threshold.

Estimable:
Per the Expense Deferral Agreement table within Note 7. Commitments and Contingencies, total expenses incurred by the Advisor was $12.0 million and the estimated equal installment obligations would be 1/18th of this balance.

The Company created a process to perform an accounting analysis at the beginning of each month utilizing the actual size of the equity raise and repurchase amount (Note: Repurchase amounts are factored in every third month pursuant to the tender offer program) to determine if $75 million in net subscriptions have been received. When the analysis yields that those net subscriptions had an incremental movement(s) of $75 million, the Company deems that the installment obligation(s) is both probable and estimable, and the installment is accrued.

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    Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus
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